Exhibit 99.10(d)

SCHEDULE I

TO

DISTRIBUTION AND SERVICE PLAN

FOR

CLASS C SHARES OF THE VICTORY PORTFOLIOS

DATED FEBRUARY 26, 2002

This Plan shall be adopted with respect to Class C Shares of the following series of The Victory Portfolios:

Fund	Rate*
1. Balanced Fund	1.00	%**
2. Diversified Stock Fund	1.00	%**
3. Dividend Growth Fund	1.00	%**
4. Emerging Markets Small-Cap	1.00	%**
5. Fund for Income	1.00	%**
6. Global Equity Fund	1.00	%**
7. Integrity Micro-Cap Equity Fund	1.00	%**
8. Integrity Small-Cap Value Fund	1.00	%**
9. International Fund	1.00	%**
10. International Select Fund	1.00	%**
11. Large Cap Growth Fund	1.00	%**
12. Munder Growth Opportunities Fund	1.00	%**
13. Munder International Fund-Core Equity	1.00	%**
14. Munder International Small-Cap Fund	1.00	%**
15. Munder Mid-Cap Core Growth Fund	1.00	%**
16. Munder Total Return Bond Fund	1.00	%**
17. Special Value Fund	1.00	%**

*                 Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**          Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

As of May 22, 2014

THE VICTORY PORTFOLIOS

By:

Accepted:

VICTORY CAPITAL ADVISERS, INC.

By: